Stantec Inc.

Form 51-102 F4

Business Acquisition Report

Item 1	Identity of Company

1.1	Name and Address of Company

Stantec Inc. (“Stantec”)

10160 – 112 Street

Edmonton, Alberta

Canada T5K 2L6

1.2	Executive Officer

The name of the executive officer of Stantec who is knowledgeable about the significant acquisition and this Business Acquisition Report is:

Dan Lefaivre

Executive Vice President & CFO

Telephone: (780) 917-7071

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On May 6, 2016, Stantec and its wholly-owned subsidiary Mustang Acquisition, Inc. completed the acquisition (the “Acquisition”) of all of the issued and outstanding common shares of the entities comprising the business of MWH Global, Inc. (“MWH”). MWH is a global engineering, consulting, and construction management firm with over 6,800 employees providing services in program management and management consulting, construction management services, and engineering and technical services particularly in the water, renewable energy, and sustainability sectors.

2.2	Acquisition Date

May 6, 2016.

2.3	Consideration

The purchase price for the Acquisition was cash consideration of US$792.6 million. Pursuant to the acquisition agreement, each share unit and share appreciation right of MWH outstanding immediately prior to the close of the Acquisition became fully vested in the form of MWH’s common shares. All notes receivable from MWH’s shareholders (US$16.6 million) and the grant price related to all outstanding share appreciation rights (US$12.0 million) were offset against and reduced the per share acquisition consideration payable to such shareholders resulting in a net purchase price of US$764.0 million.

Stantec financed the Acquisition through the net proceeds of (a) a public offering of 19,964,000 subscription receipts sold for a price of CDN$30.25 each (the “Subscription

Receipt Offering”), and (b) approximately $786 million drawn under new $1.25 billion syndicated senior secured credit facilities (“New Credit Facilities”) consisting of a senior secured revolving credit facility in the maximum amount of $800.0 million (the “Revolving Credit Facility”) and a $450.0 million senior secured term credit facility in three tranches of $150.0 million each (collectively, the “Term Loan”).

Subscription Receipt Offering

On April 7, 2016, Stantec filed a short-form prospectus with securities regulators in Canada and the United States qualifying for distribution 19,964,000 subscription receipts (the “Subscription Receipts”), inclusive of 2,604,000 Subscription Receipts issued pursuant to the exercise in full of the underwriters’ over-allotment option, for gross proceeds of CDN$603.9 million. Each Subscription Receipt entitled the holder thereof to receive one common share of Stantec upon closing of the Acquisition. Stantec’s net proceeds from the Subscription Receipt Offering were approximately CDN$580 million. All 19,964,000 Subscription Receipts were, in accordance with their terms, automatically settled on a one-for-one basis for common shares of Stantec upon closing of the Acquisition.

New Credit Facilities

Concurrent with the closing of the Acquisition, Stantec entered into the New Credit Facilities. Both of the New Credit Facilities may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance, US dollars as either a US-base rate or a LIBOR advance, or, in the case of the Revolving Credit Facility, in Sterling or Euros as a LIBOR advance and by way of letters of credit. The Revolving Credit Facility has a four-year term. The first tranche of the Term Loan has a two-year term, the second tranche has a three-year term, and the third tranche has a four-year term.

The New Credit Facilities bear interest at the reference rate plus an applicable margin ranging from 0.00% to 2.75%, depending on the nature of the loan drawn and Stantec’s leverage ratio. Stantec also has available additional currencies under the Revolving Credit Facility on a case-by-case basis, dependent on availability from the lenders at the time of drawdown. As security for the obligations under the New Credit Facilities, Stantec and certain of its subsidiaries (including certain entities acquired pursuant to the Acquisition) granted the lenders a first-ranking security interest over all present and after-acquired assets, property, and undertakings, subject to customary carve-outs.

Stantec drew approximately $786 million under the New Credit Facilities to finance the Acquisition. The proceeds drawn under the New Credit Facilities were used to redeem all of Stantec’s $70.0 million of 4.332% senior secured notes due May 10, 2016, and all of its $55.0 million of 4.757% senior secured notes due May 10, 2018. Stantec also used the proceeds from the New Credit Facilities to repay all of the outstanding indebtedness under Stantec’s existing $350.0 million revolving credit facility and the outstanding indebtedness of MWH under its existing revolving credit facility with Bank of America Merrill Lynch.

2.4	Effect on Financial Position

The Acquisition aligns with the long-term strategic plan of Stantec and does not constitute a material departure from the existing business or operations of Stantec. Stantec does not presently have any plans or proposals for material changes in its business or affairs or of MWH’s which may have a significant effect on its results of operations and financial position of the company. Stantec’s management believes that the Acquisition expands its geographic reach, enhances its cross-selling capacities to different end markets, and creates additional growth opportunities. The Acquisition strengthens Stantec’s position as a top tier design firm in the global water market. MWH has a diverse range of construction capacities, with the majority of the capabilities being construction management at-risk performed on water-related projects in the United States and the United Kingdom. Management expects the construction business will add strong expertise that Stantec can use to better service its water clients, as well as new skillsets that can be levered for alternative project delivery in other sectors. Stantec is currently assessing the activities required to integrate MWH’s business into Stantec’s existing organization. These integration activities are expected to occur in stages over the next two years.

Upon the consummation of the Acquisition, the officers and the members of the board of directors of MWH were no longer officers or members of the board of directors of Stantec.

The expected effects of the Acquisition on the financial position of Stantec are outlined in the unaudited pro forma condensed combined financial statements of Stantec described in Item 3 of this form.

2.5	Prior Valuations

No valuation required by securities legislation or a Canadian exchange or market to support the consideration paid by Stantec pursuant to the Acquisition has been obtained within the last 12 months.

2.6	Parties to Transaction

No “informed person” (as such term is defined in Section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations), associate or affiliate of Stantec was involved in the transaction other than the wholly-owned subsidiary of Mustang Acquisition, Inc. who acquired the outstanding capital stock of MWH.

2.7	Date of Report

July 8, 2016.

Item 3	Financial Statements and Other Information

The following financial statements and related notes thereto, which have been filed under Stantec’s profile on SEDAR at www.sedar.com, are incorporated by reference into and form part of this Business Acquisition Report:

(a)

the audited annual consolidated financial statements of Stantec as at and for the years ended December 31, 2015 and 2014, in each case together with the notes thereto and the auditor’s report thereon; and

(b)	included in the short-form prospectus filed on April 7, 2016, in the Index to Financial Statements section:

•

the audited annual consolidated financial statements of MWH as at and for the years ended January 1, 2016 and 2015. The auditors of MWH have not given their consent to include their audited report in this business acquisition report.

•	the unaudited pro forma consolidated statement of financial position of Stantec that gives effect to the Acquisition as if the Acquisition had occurred as of December 31, 2015; and

•	the unaudited pro forma consolidated statement of income for the year ended December 31, 2015, that gives effect to the Acquisition as if the Acquisition had occurred on January 1, 2015.

CAUTIONARY STATEMENTS

Certain statements contained in this business acquisition report constitute forward-looking statements within the meaning of applicable securities laws. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of providing Stantec’s shareholders and potential investors with information regarding Stantec, including management’s expectations with respect to the Acquisition and management’s assessment of Stantec’s future plans and financial outlook. Forward-looking information in this business acquisition report includes, but is not limited to, statements regarding: management’s belief that the Acquisition enhances its cross-selling capacities to different end markets and creates additional growth opportunities, management’s expectations that the construction business of MWH will add strong expertise that Stantec can use for better service delivery to existing water clients and lever for alternative project delivery in other sectors, and plans to implement integration activities for the combined company over the next two years. These forward-looking statements reflect management’s belief and assumptions based on information available at the time the information was stated and is not a guarantee of future performance. Stantec does not undertake to update or revise any forward-looking statements contained in this business acquisition report or otherwise, whether as a result of new information, future events or otherwise, except as may be required by law. For additional information on our assumptions, and the risks and uncertainties that could cause actual results of Stantec arising from the Acquisition to differ from the anticipated results of Stantec arising from the Acquisition, refer to Stantec’s short-form prospectus and registration statement dated April 7, 2016, each of which are filed under Stantec’s profile on SEDAR at www.sedar.com and with the SEC at www.sec.gov.